Exhibit 3.12

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

First Quantum Minerals Ltd. (the “Company”) 8th Floor – 543 Granville Street Vancouver, British Columbia Canada, V6C 1X8

Item 2	Date of Material Change

January 18, 2006

Item 3	News Release

A news release was issued on January 18, 2006 and was disseminated via CCN Matthews. A copy of the news release is attached hereto as Schedule “A”.

Item 4	Summary of Material Change

The Company announced on January 18, 2006 that it will make an offer to acquire all of the outstanding common shares of Adastra Minerals Inc.

Item 5	Full Description of Material Change

The Company announced on January 18, 2006 that it will make a share exchange takeover bid (the “Offer”) to acquire all of the outstanding common shares of Adastra Minerals Inc. at an implied offer price of approximately $2.23 per share in a transaction which values the fully-diluted share capital of Adastra Minerals Inc. at approximately $189.3 million.

Under the Offer, Adastra Minerals Inc. common shareholders will be entitled to receive 1 common share of First Quantum Minerals Ltd. for each 17.5 common shares of Adastra Minerals Inc. Based on the closing price of First Quantum Minerals Ltd.’s common shares on the Toronto Stock Exchange on January 17, 2006, the implied offer price represents a premium of approximately 24% over the Adastra Minerals Inc. closing price on the Toronto Stock Exchange of $1.80 as at January 17, 2006. The implied offer price represents a 31% premium over the $1.70 Adastra Minerals Inc. equity financing completed in December 2005.

Full details of the Offer will be included in a formal offer and take-over bid circular to be mailed to Adastra Minerals Inc. shareholders. First Quantum Minerals Ltd. will formally request a list of Adastra Minerals Inc. shareholders today and expects to mail the take-over bid circular to Adastra Minerals Inc. shareholders as soon as reasonably practicable following receipt of the shareholder list. The Offer will be open for acceptance for 35 days. The Offer will be subject to certain conditions of completion, including receipt of all necessary regulatory approvals, absence of material adverse changes and acceptance of the Offer by Adastra Minerals Inc. shareholders owning not less than two-thirds of the Adastra Minerals Inc. shares on a fully-diluted basis. Once the two-thirds percentage acceptance level is met, First Quantum Minerals Ltd. intends, but is not required, to take steps to acquire all remaining Adastra Minerals Inc. shares in accordance with applicable law.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information please contact Andrew Hancharyk, General Counsel and Corporate Secretary at (604) 688-6577.

Item 9	Date of Report

January 18, 2006

FIRST QUANTUM MINERALS LTD.

By:	“Andrew Hancharyk”
	Name:	Andrew Hancharyk
	Title:	General Counsel and
Corporate Secretary

SCHEDULE “A”

Not for release, publication or distribution in whole or in part in or into Australia or Japan.

NEWS RELEASE 06-02 January 18, 2006 www.first-quantum.com

FIRST QUANTUM MINERALS ANNOUNCES A SHARE EXCHANGE OFFER VALUED AT C$189.3 MILLION TO ACQUIRE ALL OUTSTANDING SHARES OF ADASTRA MINERALS AT AN IMPLIED PRICE OF C$2.23 PER SHARE

— OFFER REPRESENTS A 24% PREMIUM TO ADASTRA MINERALS SHAREHOLDERS —

(ALL DOLLAR AMOUNTS ARE STATED IN CANADIAN $, STERLING EQUIVALENTS ARE CALCULATED AT £1: $2.06)

First Quantum Minerals Ltd. (“First Quantum”, TSX Symbol “FM”, LSE Symbol “FQM”) announced today that it will make a share exchange take-over bid (the “Offer”) to acquire all of the outstanding common shares of Adastra Minerals Inc. (“Adastra” TSX:AAA; AIM:AAA) at an implied offer price of approximately $2.23 (£1.08) per share (based on First Quantum’s January 17, 2006 closing price on the Toronto Stock Exchange of $38.94) in a transaction which values the fully-diluted share capital of Adastra at approximately $189.3 million (£91.9 million). Under the Offer Adastra common shareholders will be entitled to receive 1 First Quantum Common Share for each 17.5 Adastra Common Shares held. Based on the number of fully-diluted Adastra Common Shares, as publicly disclosed, under the Offer, First Quantum will issue up to an aggregate of approximately 4.9 million First Quantum Common Shares to Adastra shareholders.

Based on the closing price of First Quantum’s Common Shares on the Toronto Stock Exchange on January 17, 2006, the implied offer price represents a premium of approximately 24% over the Adastra closing price on the Toronto Stock Exchange of $1.80 as at January 17, 2006. The implied offer price represents a 31% premium over the $1.70 Adastra equity financing completed in December 2005.

Adastra is an international mining company currently developing several mineral assets in Central Africa, including the Kolwezi Copper-Cobalt Tailings Project and the Kipushi Copper Zinc Mine in the Democratic Republic of Congo (“DRC”).

“First Quantum’s strategy is to develop significant copper resources in Zambia, the DRC and elsewhere in Africa. Over the last ten years it has grown to become a significant copper and gold producer with a number of further development opportunities. The proposal to merge First Quantum and Adastra will allow the management of First Quantum to apply its skills to the projects owned by Adastra” said Mr. Philip Pascall, Chairman and CEO of First Quantum. “We see the merger of the two companies as offering major benefits to both groups of shareholders.”

“We believe our offer represents full and fair value and reflects the benefits of expected synergies from the deal. First Quantum’s shares provide a significantly lower risk profile and better liquidity for Adastra shareholders.”

First Quantum has had extensive experience in successfully developing, financing and operating major mines and tailing deposits in the Copperbelt region of the DRC. In recent years, First Quantum has processed the tailings at Bwana Mkubwa and has developed and now operates the open pit at Lonshi in the DRC. First Quantum is at an advanced stage in finalising its plans to develop a major new mine, known as Frontier, in the

First Quantum Minerals Ltd.	06-02

DRC. Through these operations, First Quantum has acquired considerable practical experience in working in the DRC and with the DRC Government. First Quantum has also developed, on time and on budget, the Kansanshi mine in Zambia which is now producing copper at the rate of approximately 120,000 tonnes per annum. This experience will be of considerable benefit in ensuring Adastra’s projects are developed and financed effectively and economically.

“We look forward to Adastra’s shareholders participating in the enlarged group. We believe that First Quantum’s management has the drive, commitment and experience to ensure that Adastra’s various opportunities, in particular the tailings project at Kolwezi, are developed in an economical and expeditious manner. This would be to the benefit of both groups’ shareholders.” said Mr. Pascall. “But for Adastra’s shareholders there is an additional plus,” he added “they will be able to share in First Quantum’s existing operations, as well as our new projects, while waiting for the Kolwezi project to come on stream. In particular, they will benefit from First Quantum’s strong cash flow and its attractive dividend policy.”

First Quantum has engaged RBC Capital Markets as financial advisor in connection with the Offer. RBC Capital Markets will act as dealer manager for the Offer in Canada and the United States. Numis Securities Limited acts as Nominated Adviser and Broker to First Quantum in the United Kingdom.

Full details of the Offer will be included in a formal offer and take-over bid circular to be mailed to Adastra shareholders. First Quantum will formally request a list of Adastra’s shareholders today and expects to mail the take-over bid circular to Adastra’s shareholders as soon as reasonably practicable following receipt of the shareholder list. The Offer will be open for acceptance for 35 days. The Offer will be subject to certain conditions of completion, including receipt of all necessary regulatory approvals, absence of material adverse changes and acceptance of the Offer by Adastra shareholders owning not less than two-thirds of the Adastra Shares on a fully-diluted basis. Once the two-thirds percentage acceptance level is met, First Quantum intends, but is not required, to take steps to acquire all remaining Adastra Shares in accordance with applicable law.

The formal offer and take-over bid circular will be filed on SEDAR and on EDGAR. Adastra Shareholders should read the circular and any other materials relating to the Offer, copies of which can be obtained at the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov.

First Quantum will host a conference call at 10:00am EST today, to discuss the proposed transaction and have posted a presentation on their web site (www.first-quantum.com) pertaining to the Offer. Parties accessing this facility from the UK are advised that the conference call is directed solely at (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth companies etc falling within article 49(2) of the Order. The call can be accessed toll free in North America by dialing 1-888-789-0089 and internationally by dialing 1-416-695-5259. The call will also be webcast from www.first-quantum.com. A replay of the conference call will be archived for one week and can be accessed toll free in North America by dialing 1-888-509-0081 and internationally by dialing 1-416-695-5275.

About First Quantum Minerals

First Quantum is a growing mining and metals company whose principal activities include mineral exploration, development and mining. The Company produces LME grade “A” copper cathode, copper in concentrate, gold and sulphuric acid. The Company’s operations in Zambia include the 100% owned Bwana Mkubwa SX/EW facility and sulphuric acid plants and the 80% owned Kansanshi open pit copper-gold deposit. In the Democratic Republic of Congo, First Quantum operates the 100% owned Lonshi open pit copper mine which provides oxide copper ore for processing at Bwana Mkubwa, a 100% interest in the newly discovered Frontier copper-cobalt deposit, and 11,000 sq/km of exploration rights. In Mauritania, First Quantum is developing the 80% owned Guelb Moghrein copper gold deposit.

First Quantum Minerals Ltd.	06-02

Important Notice

Persons who are resident in the United Kingdom should note the following three points:

i.	The Offer will not be subject to the provisions of the United Kingdom Takeover Code.

ii.	The formal offer and take-over bid circular will not constitute a prospectus for the purposes of the Prospectus Rules published by the Financial Services Authority of the United Kingdom (the “FSA”). Accordingly, the formal offer and take-over bid circular will not be reviewed or approved by the FSA or by London Stock Exchange plc and it is not intended that any action will be taken by First Quantum, by Numis Securities or by RBC entities that would permit a public offer of First Quantum shares to be made in the United Kingdom which would require an approved prospectus in accordance with the United Kingdom Financial Services and Markets Act 2000 (“FSMA”) and the Prospectus Rules.

iii.	The Offer will be made to, and deposits of Adastra shares will be accepted from, only those shareholders in the United Kingdom who are (or who are acting on behalf of), and who are able to establish to the satisfaction of First Quantum that they are (or are acting on behalf of): “qualified investors” within the meaning of section 86(7) of FSMA, or (ii) persons to whom the Offer may otherwise be made or directed without an approved prospectus having first been made available to the public in the United Kingdom. UK shareholders receiving the formal offer and take-over bid circular should consult with their legal advisors to determine whether they are eligible as “qualified investors” or are otherwise able to receive and accept the Offer.

The content of this press release, which has been prepared by and is the responsibility of First Quantum, has been approved by Numis Securities Limited, Cheapside House, 138 Cheapside, London England EC2V 6LH, solely for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000. Numis Securities Limited is acting exclusively for First Quantum in connection with the Offer and no one else and will not be responsible to anyone other than First Quantum for providing the protections afforded to clients of Numis Securities Limited nor for providing advice in relation to the Offer or any other matter referred to in this press release.

This announcement does not constitute or form part of any offer to sell or invitation to purchase any securities or solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by the formal offer and take-over bid circular, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

This announcement is for information purposes and is not a substitute for the formal offer and take-over bid circular. First Quantum plans to file with the U.S. Securities and Exchange Commission a Registration Statement on Form F-80, which will include the offer and take-over bid circular, and a tender offer statement on Schedule 14D-1F. Adastra Shareholders are urged to read the circular and any other materials relating to the Offer, including the registration statement on Form F-80 and the tender offer statement on Schedule 14D-1F, when these documents become available, because they will contain important information. Copies of the circular and other materials relating to the Offer can be obtained when they become available free of charge at the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov.

         This press release contains forward-looking statements. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. These risk factors include, but are not limited to: realization of operational synergies, reliance on Adastra’s publicly available information which may not fully identify all risks related to their performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, as well as other risk factors listed from time to time in First Quantum’s reports, comprehensive public disclosure documents including the Annual Information Form, and in other filings with securities commissions in Canada (on SEDAR at www.sedar.com) and the United States (on EDGAR at www.sec.gov).

First Quantum Minerals Ltd.	06-02

On Behalf of the Board of Directors	12g3-2b-82-4461
of First Quantum Minerals Ltd.	Listed in Standard and Poor’
Sedar Profile #00006237
Philip Pascall
Chairman & CEO

For further information visit our web site at www.first-quantum.com

North American contact: Geoff Chater or Bill Iversen
8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

United Kingdom contact: Clive Newall, President
1st Floor, Mill House Mill Bay Lane Horsham West Sussex RH12 1TQ United Kingdom
Tel: +44 140 327 3484 Fax: +44 140 327 3494 E-Mail: clive.newall@first-quantum.com.
or
Carina Corbett, 4C-Burvale, Tel: + 44 20 7907 4761

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain of the information contained in this news release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company’s hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company’s documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.

ENDS